                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the fiscal year ended December 31, 1996

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the transition period from       to
                                                 -------  --------

                         Commission File Number 1-8514

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          M-I DRILLING FLUIDS COMPANY PROFIT SHARING AND SAVINGS PLAN
                                 P.O. BOX 42842
                            HOUSTON, TX  77242-2842

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Smith International, Inc.
                               16740 Hardy Street
                             Houston, Texas   77032

     The following financial statements and exhibits are filed as a part of this annual report:


                                                                 Sequentially
                                                                   Numbered
                                                                     Page
                                                                 -----------
(a)  Index to Financial Statements and Supplementary
     Information:
            Report of Independent Public Accountants ..........       4

            Statements of Net Assets Available for Plan
            Benefits at December 31, 1996 and 1995 ............       5

            Statement of Changes in Net Assets Available
            for Plan Benefits for the year ended December 31,
            1996 ..............................................       7

            Notes to financial statements .....................       8

            Supplementary Information:

            Schedule 1 - Assets held for Investment Purposes ..       13
            Schedule 2 - Reportable Transactions - Series .....       14
            Schedule 3 - Reportable Transactions - Single .....       15


                                       2

                                   SIGNATURES



     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Dated:  June 27, 1997
                                      M-I DRILLING FLUIDS COMPANY
                                      PROFIT SHARING AND SAVINGS PLAN

                                      By: M-I Drilling Fluids, L.L.C.


                                      By: /s/    GERI D. WILDE
                                         ------------------------------------
                                                 Geri D. Wilde,
                                               Assistant Treasurer

                        REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Employee Benefits Committee of
M-I Drilling Fluids L.L.C.
Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the M-I Drilling Fluids L.L.C. Profit Sharing and Savings Plan (the
Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for Plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Schedule I), schedule of reportable transactions - series transactions (Schedule II) and schedule of reportable transactions - single transactions (Schedule III) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Houston, Texas
June 13, 1997

                          M-I DRILLING FLUIDS L.L.C.


                        PROFIT SHARING AND SAVINGS PLAN


  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                               DECEMBER 31, 1996

                                                                       Participant-Directed
                                                        -----------------------------------------------------
                                                         Vanguard         Smith
                                                        Investment    International,
                                                         Contract         Inc.,       Vanguard      Vanguard
                                                           Trust          Stock      Wellington      Windsor
                                                           Fund           Fund          Fund          Fund
                                                        -----------   -----------   -----------   -----------
ASSETS:
   Investments-
     Registered investment companies                    $      --     $      --     $29,559,107   $ 8,751,899
     Vanguard Investment Contract Trust                  11,358,406          --            --            --
     Smith International, Inc., common stock                   --       4,107,039          --            --
     Loans to participants                                     --            --            --            --
                                                        -----------   -----------   -----------   -----------

                                    Total investments    11,358,406     4,107,039    29,559,107     8,751,899

   Receivables-
     Participant contributions                               91,366        15,704       135,200        63,397
     Company contributions                                   61,670        79,105     1,209,133       129,992
     Loan repayments                                         32,754         4,648        30,899        21,524
                                                        -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                  $11,544,196   $ 4,206,496   $30,934,339   $ 8,966,812
                                                        ===========   ===========   ===========   ===========


                                                                           Participant-Directed
                                                        -----------------------------------------------------
                                                            Long-                     Vanguard
                                                            Term         VMMR           Index
                                                          Corporate      Prime           500        Vanguard
                                                            Bond       Portfolio      Portfolio     PRIMECAP
                                                            Fund          Fund          Fund          Fund
                                                        -----------   -----------   -----------   -----------
ASSETS:
   Investments-
     Registered investment companies                    $   929,778   $ 2,261,630   $ 1,804,269   $ 3,343,178
     Vanguard Investment Contract Trust                        --            --            --            --
     Smith International, Inc., common stock                   --            --            --            --
     Loans to participants                                     --            --            --            --
                                                        -----------   -----------   -----------   -----------

                                    Total investments       929,778     2,261,630     1,804,269     3,343,178

   Receivables-
     Participant contributions                                7,905        13,217        12,550        25,978
     Company contributions                                    7,927         8,549        57,181        90,489
     Loan repayments                                          3,580         3,893         3,031         7,951
                                                        -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                  $   949,190   $ 2,287,289   $ 1,877,031   $ 3,467,596
                                                        ===========   ===========   ===========   ===========


                                                        International
                                                           Growth
                                                         Portfolio       Loan
                                                           Fund          Fund           Total
                                                        -----------   -----------   -----------
ASSETS:
   Investments-
     Registered investment companies                    $ 1,307,888   $      --     $47,957,749
     Vanguard Investment Contract Trust                        --            --      11,358,406
     Smith International, Inc., common stock                   --            --       4,107,039
     Loans to participants                                     --       3,594,835     3,594,835
                                                        -----------   -----------   -----------

                                    Total investments     1,307,888     3,594,835    67,018,029

   Receivables-
     Participant contributions                                9,279          --         374,596
     Company contributions                                   35,809          --       1,679,855
     Loan repayments                                          2,385          --         110,665
                                                        -----------   -----------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                  $ 1,355,361   $ 3,594,835   $69,183,145
                                                        ===========   ===========   ===========





The accompanying notes are an integral part of this statement.

                           M-I DRILLING FLUIDS L.L.C.

                        PROFIT SHARING AND SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                               DECEMBER 31, 1995



                                                                                   Participant-Directed
                                                                   ------------------------------------------------------
                                                                     Vanguard
                                                                    Investment
                                                                     Contract       Smith
                                                                    Trust Fund/ International,
                                                                      Stable         Inc.,       Vanguard      Vanguard
                                                                      Income        Stock       Wellington      Windsor
                                                                       Fund          Fund          Fund          Fund
                                                                   -----------   -----------   -----------   -----------
ASSETS:
   Investments-
     Registered investment companies                               $      --     $      --     $24,969,190   $ 6,258,281
     Investment contracts-
       Providential Life Insurance Company Guaranteed
         Investment Contract                                         5,199,547          --            --            --
     Vanguard Investment Contract Trust                              5,737,824          --            --            --
     Fidelity Institutional Cash Portfolio Money Market Fund #57          --            --            --            --
     Smith International, Inc., common stock                              --         618,556          --            --
     Loans to participants                                                --            --            --            --
                                                                   -----------   -----------   -----------   -----------

                             Total investments                      10,937,371       618,556    24,969,190     6,258,281

   Receivables-
     Participant contributions                                          50,995         1,523        39,040        27,910
     Company contributions                                               4,022           949        73,730         4,475
     Loan repayments                                                    15,963           483        12,056         9,263
     Investment income                                                  67,051          --            --            --
                                                                   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                             $11,075,402   $   621,511   $25,094,016   $ 6,299,929
                                                                   ===========   ===========   ===========   ===========


                                                                                   Participant-Directed
                                                                   ------------------------------------------------------
                                                                       Long-                    Vanguard
                                                                       Term          VMMR        Index
                                                                     Corporate       Prime        500          Vanguard
                                                                       Bond        Portfolio    Portfolio      PRIMECAP
                                                                       Fund          Fund         Fund           Fund
                                                                   -----------   -----------   -----------   -----------
ASSETS:
   Investments-
     Registered investment companies                               $ 1,050,045   $ 1,420,678   $   622,891   $ 3,059,411
     Investment contracts-
       Providential Life Insurance Company Guaranteed
         Investment Contract                                              --            --            --            --
     Vanguard Investment Contract Trust                                   --            --            --            --
     Fidelity Institutional Cash Portfolio Money Market Fund #57          --            --            --            --
     Smith International, Inc., common stock                              --            --            --            --
     Loans to participants                                                --            --            --            --
                                                                   -----------   -----------   -----------   -----------

                             Total investments                       1,050,045     1,420,678       622,891     3,059,411

   Receivables-
     Participant contributions                                           4,430         5,825         3,038        10,145
     Company contributions                                                 446           380         1,751         4,574
     Loan repayments                                                     1,365         1,761           605         2,646
     Investment income                                                    --            --            --            --
                                                                   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                             $ 1,056,286   $ 1,428,644   $   628,285   $ 3,076,776
                                                                   ===========   ===========   ===========   ===========


                                                                                   Participant-Directed
                                                                   ------------------------------------------------------
                                                                   International
                                                                      Growth                    Company-
                                                                     Portfolio      Loan        Directed
                                                                       Fund         Fund          Fund          Total
                                                                   -----------   -----------   -----------   -----------
ASSETS:
   Investments-
     Registered investment companies                               $   554,106   $      --     $      --     $37,934,602
     Investment contracts-
       Providential Life Insurance Company Guaranteed
         Investment Contract                                              --            --            --       5,199,547
     Vanguard Investment Contract Trust                                   --            --            --       5,737,824
     Fidelity Institutional Cash Portfolio Money Market Fund #57          --            --          76,081        76,081
     Smith International, Inc., common stock                              --            --            --         618,556
     Loans to participants                                                --       3,037,481          --       3,037,481
                                                                   -----------   -----------   -----------   -----------

                             Total investments                         554,106     3,037,481        76,081    52,604,091

   Receivables-
     Participant contributions                                           2,239          --            --         145,145
     Company contributions                                               1,296          --            --          91,623
     Loan repayments                                                       352          --            --          44,494
     Investment income                                                    --            --            --          67,051
                                                                   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                             $   557,993   $ 3,037,481   $    76,081   $52,952,404
                                                                   ===========   ===========   ===========   ===========


The accompanying notes are an integral part of this statement.

                           M-I DRILLING FLUIDS L.L.C.

                        PROFIT SHARING AND SAVINGS PLAN


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                                                                    Participant-Directed
                                                               -----------------------------------------------------------
                                                                  Vanguard
                                                                 Investment         Smith
                                                               Contract Trust   International,
                                                                Fund/Stable         Inc.,       Vanguard        Vanguard
                                                                  Income            Stock      Wellington        Windsor
                                                                   Fund             Fund          Fund            Fund
                                                               ------------    ------------   ------------    ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 1995
                                                               $ 11,075,402    $    621,511   $ 25,094,016    $  6,299,929
                                                               ------------    ------------   ------------    ------------

PLAN ADDITIONS:
   Interest and dividends                                           655,430            --        2,303,839         832,143
   Net realized gain (loss) on sale of investments                     --           891,183        206,943         142,933
   Net unrealized appreciation (depreciation) of investments           --           792,270      1,589,620         764,941
                                                               ------------    ------------   ------------    ------------
                                                                    655,430       1,683,453      4,100,402       1,740,017
                                                               ------------    ------------   ------------    ------------
   Contributions-
     Company                                                        153,278         130,650      3,168,236         274,743
     Participants                                                 1,294,202         133,767      1,885,136         926,034
                                                               ------------    ------------   ------------    ------------
                                                                  1,447,480         264,417      5,053,372       1,200,777
                                                               ------------    ------------   ------------    ------------

                              Total additions                     2,102,910       1,947,870      9,153,774       2,940,794
                                                               ------------    ------------   ------------    ------------

PLAN DEDUCTIONS:
   Benefits paid to participants                                    429,860           4,547      1,314,637         321,347
   Administrative expenses                                             --              --             --              --

INTERFUND TRANSFERS, net                                         (1,204,256)      1,641,662     (1,998,814)         47,436
                                                               ------------    ------------   ------------    ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 1996
                                                               $ 11,544,196    $  4,206,496   $ 30,934,339    $  8,966,812
                                                               ============    ============   ============    ============


                                                                                    Participant-Directed
                                                               -----------------------------------------------------------
                                                                   Long-                        Vanguard
                                                                   Term            VMMR           Index
                                                                 Corporate         Prime           500          Vanguard
                                                                   Bond          Portfolio      Portfolio       PRIMECAP
                                                                   Fund            Fund           Fund            Fund
                                                               ------------    ------------   ------------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 1995
                                                               $  1,056,286    $  1,428,644   $    628,285   $  3,076,776
                                                               ------------    ------------   ------------   ------------

PLAN ADDITIONS:
   Interest and dividends                                            83,575          95,357         34,294        104,144
   Net realized gain (loss) on sale of investments                  (26,767)           --           21,035         69,821
   Net unrealized appreciation (depreciation) of investments        (51,961)           --          209,023        350,987
                                                               ------------    ------------   ------------   ------------
                                                                      4,847          95,357        264,352        524,952
                                                               ------------    ------------   ------------   ------------
   Contributions-
     Company                                                         19,767          17,774        121,281        217,315
     Participants                                                   115,505         167,961        157,041        348,746
                                                               ------------    ------------   ------------   ------------
                                                                    135,272         185,735        278,322        566,061
                                                               ------------    ------------   ------------   ------------

                              Total additions                       140,119         281,092        542,674      1,091,013
                                                               ------------    ------------   ------------   ------------

PLAN DEDUCTIONS:
   Benefits paid to participants                                    113,483          15,200         55,512         83,478
   Administrative expenses                                             --            15,544           --             --

INTERFUND TRANSFERS, net                                           (133,732)        608,297        761,584       (616,715)
                                                               ------------    ------------   ------------   ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 1996
                                                               $    949,190    $  2,287,289   $  1,877,031   $  3,467,596
                                                               ============    ============   ============   ============


                                                                                    Participant-Directed
                                                               -----------------------------------------------------------
                                                               International
                                                                   Growth                      Company-
                                                                 Portfolio        Loan         Directed
                                                                   Fund           Fund           Fund            Total
                                                               ------------   ------------   ------------    ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 1995
                                                               $    557,993   $  3,037,481   $     76,081    $ 52,952,404
                                                               ------------   ------------   ------------    ------------

PLAN ADDITIONS:
   Interest and dividends                                            55,747        249,080          2,171       4,415,780
   Net realized gain (loss) on sale of investments                   15,062           --             --         1,320,210
   Net unrealized appreciation (depreciation) of investments         56,938           --             --         3,711,818
                                                               ------------   ------------   ------------    ------------
                                                                    127,747        249,080          2,171       9,447,808
                                                               ------------   ------------   ------------    ------------
   Contributions-
     Company                                                         77,766           --             --         4,180,810
     Participants                                                   106,870           --             --         5,135,262
                                                               ------------   ------------   ------------    ------------
                                                                    184,636           --             --         9,316,072
                                                               ------------   ------------   ------------    ------------

                              Total additions                       312,383        249,080          2,171      18,763,880
                                                               ------------   ------------   ------------    ------------

PLAN DEDUCTIONS:
   Benefits paid to participants                                     47,236        132,295           --         2,517,595
   Administrative expenses                                             --             --             --            15,544

INTERFUND TRANSFERS, net                                            532,221        440,569        (78,252)           --
                                                               ------------   ------------   ------------    ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 1996
                                                               $  1,355,361   $  3,594,835   $       --      $ 69,183,145
                                                               ============   ============   ============    ============




The accompanying notes are an integral part of this statement.

                           M-I DRILLING FLUIDS L.L.C.

                        PROFIT SHARING AND SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS



1.  SUMMARY OF SIGNIFICANT
    PLAN PROVISIONS:

The following description of the M-I Drilling Fluids L.L.C. Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete explanation of the Plan's provisions as the Plan document is controlling at all times.

General

The Plan is a defined contribution plan of M-I Drilling Fluids L.L.C. (the Company). Smith International, Inc., has a 64 percent majority ownership and Halliburton Company has a 36 percent minority ownership in the Company. The Plan is operated for the sole benefit of the employees of the Company and their beneficiaries and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan became effective on March 1, 1987, and is available to all employees who meet certain eligibility requirements.

Administration

The fiduciary responsibilities of the Plan are performed by the M-I Drilling Fluids L.L.C. Employee Benefits Committee (the Committee). Vanguard Fiduciary Trust Company (the Trustee) serves as Trustee of the Plan. The responsibilities of the Trustee are to invest Plan assets in accordance with guidelines set forth by the Committee and to make disbursements from Plan assets as directed by the Committee. Expenses incident to the administration of the Plan and trust may be paid by the Company or by the Plan.

Eligibility

An employee may participate in the Plan on the first day of the first month following the date of hire.

Compensation

Compensation, as defined in the Plan, includes the cash compensation that is paid by the Company to the participants during the Plan year for services performed and is currently includible in the employee's gross income under the Internal Revenue Code (the Code), including regular or base salary, wages, commissions, overtime, bonuses, nondeferred incentive awards and foreign service allowance, as such compensation items are reported on the employee's Form W-2 for the calendar year. Compensation shall exclude benefits paid or credited under the Plan or any other deferred compensation plan maintained by the Company. The maximum amount of compensation considered by the Plan during 1996, as limited by the Code, was $150,000.

Contributions

Participants may elect to contribute voluntarily, in 1/2 percent increments, from 1/2 percent to 12 percent of their compensation (except, for participants whose annual compensation, as defined by the Plan, exceeds $54,000, the elective contribution is from 1/2 percent to 10 percent), subject to a maximum amount of $9,500 during 1996 under Section 402(g) of the Code.

At the discretion of the Employee Benefits Committee (the Committee), the Company may provide contributions to the Plan for each participant equal to 3 percent of the participant's compensation during the Plan year (the Basic Contribution). The Company may also provide a 100 percent matching contribution of the first 1-1/2 percent of a participant's voluntary contribution (the Matching Contribution).

In addition, with respect to each Plan year, the Company may contribute to the Plan (from the Company's net income or any accumulated earnings and profits) profit-sharing contributions (the Profit-Sharing Contribution) in such amounts, if any, as determined by the Committee and approved and ratified by the Company's board of directors.

Basic, Matching and Profit-Sharing Contributions were $4.2 million for the year ended December 31, 1996. Basic and Matching Contributions were $2.2 million for the year ended December 31, 1995. There were no Profit-Sharing Contributions in 1995.

Vesting

Participants are immediately vested in their voluntary contributions and the net earnings thereon. Participants will vest annually in the Company's contributions in 20 percent increments commencing with their first year of service. Participants, or their beneficiaries, as appropriate, may also become fully vested in the Company's contributions in the event of the participant's death, termination of employment by reason of total or permanent disability or retirement from the Company upon reaching the normal retirement age of 65.

Investment Options

At December 31, 1996 and 1995, the Plan's investments are held in a trust fund administered by Vanguard Fiduciary Trust Company. Plan investments included in the statements of net assets available for plan benefits, with fund information, are stated at their fair value as of the statement date.

Participants have the option of investing their contributions and the Company's matching contributions in any of the following Vanguard Funds and/or the common stock of Smith International, Inc. (the majority owner of the Company):

Vanguard Investment Contract Trust Fund--Investments are made primarily in a pool of investment contracts issued by insurance companies and banks selected by the Trustee. See Note 4 for further information regarding valuation of these investments. This investment election replaced the Stable Income Fund in 1995.

Smith International, Inc., Stock Fund--Investments are in the common stock of Smith International, Inc., purchased on the open market.

Vanguard Wellington Fund--Investments are made in a combination of common stocks and fixed income securities with the objective of conservation of principal and reasonable current income.

Vanguard Windsor Fund--Investments are made in a portfolio of common stocks with the primary objective of long-term growth of capital and income and a secondary objective of providing current income.

Long-Term Corporate Bond Fund--Investments are made in a portfolio of bonds with the objective of obtaining a high level of income while preserving capital.

VMMR Prime Portfolio Fund--Investments are made in high-quality money market instruments which mature in one year or less, including negotiable certificates of deposit, banker's acceptances issued by major U.S. banks, commercial paper and short-term corporate obligations with the objective of preservation of capital and liquidity.

Vanguard Index 500 Portfolio Fund--Investments are made in a portfolio of publicly traded stocks with the objective of providing the price and yield performance represented by the Standard and Poor's 500 Composite Stock Price Index.

Vanguard PRIMECAP Fund--Investments are made principally in a portfolio of common stocks with the objective of long-term growth of capital.

International Growth Portfolio Fund--Investments are made in common stocks of companies based outside of the United States with the objective of long-term capital growth.

Company-Directed Fund--These investments represent amounts held by the former trustee at year-end awaiting the payment of the Plan's administrative expense on transfer to participant's accounts. All amounts were transferred out of the fund prior to the Plan's year-end.

Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds at any time.

Payment of Benefits

A participant may elect to receive benefit payments by any one of the several methods provided by the Plan upon termination of service or retirement.

The Plan also provides for hardship distributions to participants with immediate and significant financial needs, subject to authorization by the Committee. Such distributions are limited to the vested amount then credited to such participant's account.

Plan assets allocated to accounts of participants who have withdrawn from participation in the earnings and operations of the Plan amounted to $- and $28,083 at December 31, 1996 and 1995, respectively.

Termination of the Plan

The Company presently intends to continue the Plan indefinitely. However, the Company reserves the right to discontinue the Plan at any time and for any reason by resolution of the Committee. In the event of termination, partial termination or discontinuance of contributions under the Plan, participants will be credited with a fully vested interest in their respective Company contributions.

Loans

Participants who have participated in the Plan for a minimum of one year may borrow from their accounts no more than once annually, subject to terms specified by the Committee. Participants may not take out loans that, in the aggregate, exceed $50,000 or 50 percent of the member's vested interest in his or her account. These loans bear annual rates of interest commensurate with the prevailing interest rate charged on similar commercial loans had the loan been made under similar circumstances by a lending institution.

Forfeitures

In the event that a participant terminates employment with the Company, the participant's vested balances are distributed. Forfeitures are applied first to reinstate the participant's previously forfeited amounts when the participant is reemployed by the Company within five years. Any remaining forfeitures are used to reduce subsequent employer contributions or offset Plan expenses. Net assets available for Plan benefits as of December 31, 1996 and 1995, includes forfeited amounts of $80,216 and $146,731, respectively, which are held in the VMMR Prime Portfolio Fund. Forfeitures of $15,544 and $27,181 were used to pay certain administrative expenses in 1996 and 1995, respectively. Forfeitures of $100,000 and $- were used to reduce employer contributions in 1996 and 1995, respectively.

2.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:

Basis of Accounting

The accounts of the Plan are maintained on the cash basis of accounting. For financial reporting purposes, however, the financial statements have been prepared on the accrual basis of accounting using information provided by the Trustee.

Investment Valuation

The Plan's investments are held by the Trustee. The Trustee has provided certified statements which are the basis for recording the transactions of the Plan. Plan investments are stated at fair value, as determined by the Trustee primarily by reference to published market data, except for the Provident Life Insurance Company investment contract and the Vanguard Investment Contract Trust which are stated at contract value. Pursuant to Department of Labor regulations, the realized gain or loss on the sale of Plan assets, and unrealized appreciation or depreciation of the Plan assets, are based on the value of those assets at the beginning of the Plan year or at the time of purchase if acquired during the current year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

3.  FEDERAL INCOME TAX STATUS:

The Plan obtained its latest determination letter on September 11, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Committee and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

4.  INVESTMENT CONTRACTS:

Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plan" (SOP 94-4), requires that fully benefit-responsive investment contracts be valued at contract value which represents the principal balance of the contracts plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company.

The Plan is invested in the Vanguard Investment Contract Trust (the Trust) which provides for the collective investment of the assets of tax-exempt pension and profit-sharing plan trusts primarily in a pool of investment contracts issued by insurance companies and banks. On January 1, 1996, all investments previously held under contract with the Provident Life Insurance Company (the Provident Contract) were transferred to the Trust. The average blended yield of the Trust's investments as of December 31, 1996 and 1995, was
6.07 percent and 6.25 percent, respectively. The total return of the Trust was
6.07 percent for the year ended December 31, 1996. The fair value of the investments in the Trust as of December 31, 1996 and 1995, was $11,490,454 and $5,737,824, respectively, which approximates contract value.

Under the terms of the Provident Contract, the credited interest rate is determined based upon the insurance company's applicable rate schedule. The average yield of the Provident Contract was 9.19 percent for the year ended December 31, 1995. The stated interest rate of the Provident Contract was 9.19 percent as of December 31, 1995.

5.  RECONCILIATION TO FORM 5500:

Benefits payable to participants are included in net assets available for Plan benefits and are not reflected as a liability in the financial statements. As of December 31, 1996, the benefits payable to participants totaled $-. The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500:

                                                                                   1996             1995
                                                                              -------------    ---------

Net assets available for Plan benefits per the financial statements          $ 67,743,809    $ 52,952,404
   Less- Current amounts payable to participants at end of year                      --           (28,083)
                                                                             ------------    ------------

Net assets available for Plan benefits per the Form 5500                     $ 67,743,809    $ 52,924,321
                                                                             ============    ============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for 1996:

Benefits paid to participants per the financial statements                          $  2,517,595
   Less- Prior-year amounts payable to participants at end of year                       (28,083)
   Add- Current amounts payable to participants at end of year                                --
                                                                                    ------------

Benefits paid to participants per the Form 5500                                     $  2,489,512
                                                                                    ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1996, but not yet paid as of that date.

                                                                     SCHEDULE I

                           M-I DRILLING FLUIDS L.L.C.

                        PROFIT SHARING AND SAVINGS PLAN


                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1996



                                                                                                                      Current
            Identity of Issue                               Description of Investment                  Cost            Value
--------------------------------------------          ---------------------------------------      -------------   -------------
Vanguard Fiduciary Trust Company*                     Vanguard Investment Contract Trust Fund      $  11,358,406   $  11,358,406
Smith International, Inc.*                            Smith International, Inc., Stock Fund            3,184,822       4,107,039
Vanguard Group of Investment Companies*               Vanguard Wellington Fund                        24,581,049      29,559,107
Vanguard Group of Investment Companies*               Vanguard Windsor Fund                            7,892,649       8,751,899
Vanguard Group of Investment Companies*               Long-Term Corporate Bond Fund                      899,784         929,778
Vanguard Group of Investment Companies*               VMMR Prime Portfolio Fund                        2,261,630       2,261,630
Vanguard Group of Investment Companies*               Vanguard Index 500 Portfolio Fund                1,535,845       1,804,269
Vanguard Group of Investment Companies*               Vanguard PRIMECAP Fund                           2,802,764       3,343,178
Vanguard Group of Investment Companies*               International Growth Portfolio Fund              1,222,443       1,307,888
M-I Drilling Fluids Company Profit Sharing and
   Savings Plan*                                      Loans receivables from participants
                                                        (highest and lowest interest rates
                                                        are 5.83% and 9.0%)                            3,594,835       3,594,835
                                                                                                   -------------  --------------

                                                                                                   $  59,334,227   $  67,018,029
                                                                                                   =============   =============



*Identified party in interest.



          The foregoing notes are an integral part of this schedule.

                                                                    SCHEDULE II


                           M-I DRILLING FLUIDS L.L.C.

                        PROFIT SHARING AND SAVINGS PLAN


           SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996





                                                                                              Purchase       Selling
        Identity of Party Involved                         Description of Asset               Price(a)        Price(b)
----------------------------------------         ----------------------------------------- -------------   ------------

Vanguard Group of Investment Companies           Vanguard Wellington Fund               $  8,568,148    $    -
                                                                                              -           5,774,794
Vanguard Group of Investment Companies           Vanguard Windsor Fund                     4,464,957         -
                                                                                              -           2,879,213
Vanguard Group of Investment Companies           VMMR Prime Portfolio Fund                 5,378,825         -
                                                                                              -           4,537,873
Vanguard Fiduciary Trust Company                 Vanguard Investment Contract Trust       10,010,391         -
                                                                                              -           4,389,809
Smith International, Inc.                        Smith International, Inc., Stock Fund     9,945,428         -
                                                                                              -           8,140,398

                                                                   Current Value
                                                                     of Asset
                                                    Cost of       on Transaction
        Identity of Party Involved                   Asset              Date           Net Gain
----------------------------------------         -------------   -----------------     --------

Vanguard Group of Investment Companies            $  8,568,148      $  8,568,148     $  -
                                                     4,967,870         5,774,794       806,924
Vanguard Group of Investment Companies               4,464,957         4,464,957        -
                                                     2,729,721         2,879,213       149,492
Vanguard Group of Investment Companies               5,378,825         5,378,825        -
                                                     4,537,873         4,537,873        -
Vanguard Fiduciary Trust Company                    10,010,391        10,010,391        -
                                                     4,389,809         4,389,809        -
Smith International, Inc.                            9,945,428         9,945,428        -
                                                     7,171,124         8,140,398       969,274

(a)Purchase price includes transaction expenses.
(b)Selling price is net of transaction expenses.

     NOTE: This schedule includes cumulative transactions involving the same investment activity which, in the aggregate, amounts to more than 5 percent of net assets available for Plan benefits as of January 1, 1996.

                                                                   SCHEDULE III

                           M-I DRILLING FLUIDS L.L.C.

                        PROFIT SHARING AND SAVINGS PLAN


           SCHEDULE OF REPORTABLE TRANSACTIONS - SINGLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996






              Identity of Party Involved                               Description of Asset
------------------------------------------------------    ----------------------------------------------

Vanguard Fiduciary Trust Company                          Vanguard Investment Contract Trust


                                                                                                      Current Value
                                                                                                        of Asset
                                                            Purchase      Selling       Cost of      on Transaction
              Identity of Party Involved                    Price(a)       Price        Asset              Date           Net Gain
------------------------------------------------------    ------------   --------   -------------   -----------------     --------

Vanguard Fiduciary Trust Company                          $ 5,199,547      $-        $  5,199,547      $  5,199,547       $ -

(a)Purchase price includes transaction expenses.

     NOTE: This schedule includes individual transactions which are more than 5 percent of net assets available for Plan benefits as of January 1, 1996.